Exhibit 12

Monmouth Real Estate Investment Corporation
Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

	Nine Months
	Ended			Year Ended September 30,
	6/30/2009	2008	2007	2006	2005	2004

Net Income (Loss) from continuing operations	(290,487)	3,733,383	5,712,586	5,090,270	7,788,027	6,315,972
Fixed Charges:
Interest expense	10,460,349	13,138,767	8,969,087	8,298,077	8,001,956	6,979,007
Amortization – deferreddebt costs	242,284	425,399	304,352	236,574	275,958	280,205
Total Fixed Charges	10,702,633	13,564,166	9,273,439	8,534,651	8,277,914	7,259,212

Earnings	10,412,146	17,297,549	14,986,025	13,624,921	16,065,941	13,575,184

Fixed Charges	10,702,633	13,564,166	9,273,439	8,534,651	8,277,914	7,259,212
Preferred Stock Dividends	1,890,911	2,521,344	1,869,753	-	-	-
Combined Fixed Charges &
Preferred Stock Dividends	12,593,544	16,085,510	11,143,192	8,534,651	8,277,914	7,259,212

Ratio of Earnings to Fixed Charges	0.97	1.28	1.62	1.60	1.94	1.87
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	0.83	1.08	1.34	1.60	1.94	1.87

Note:  No income taxes were paid other than franchise taxes in the various states.